Alternative Investment Partners Absolute Return Fund

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428

September 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Rule 477 Request by the Alternative Investment Partners Absolute Return Fund
File Nos. 333-223060 and 811-21767

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Alternative Investment Partners Absolute Return Fund (the “Fund”) respectfully requests withdrawal of Post-Effective Amendment No. 8 to the Fund’s Registration Statement on Form N-2, filed on July 30, 2021 under Rule 486(a) (the “Amendment”).

The Fund will refile on Form N-2 as requested by the staff of the Securities and Exchange Commission. No securities were sold in connection with the Amendment.

If you would like to discuss any of this matter in further detail or if you have any questions, please feel free to contact Jonathan Gaines at Dechert LLP at (212) 641-5600. Thank you.

Best regards,

/s/ Matthew Graver
Matthew Graver
Vice President